Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Sonic Corp. Savings and Profit Sharing Plan Administrative Committee

Sonic Corp. Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 333-26359) on Form S-8 of Sonic Corp. of our report dated June 5, 2015, with respect to the statements of net assets available for benefits of the Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedules of schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2014 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report for Form 11-K of the Sonic Corp. Profit Sharing and Savings Plan.

/s/ KPMG LLP

June 5, 2015